FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Principal Decisions of the 530th Meeting of the Board of Directors, January 31, 2012

2.	Material Announcement — Investment in Gás Brasiliano Distribuidora S.A., February 8, 2012

3.	Market Announcement — 3rd Debenture Issue CEMIG GT — Changes in Offering Terms

4.	Summary of Principal Decisions of the 531st Meeting of the Board of Directors, February 15, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations

Date: March 6, 2012

1.              Summary of Principal Decisions of the 530th Meeting of the Board of Directors, January 31, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

Summary of principal decisions

At its 530th meeting, held on January 31, 2012, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matters:

1.              Budget Proposal for February 2012.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.              Material Announcement — Investment in Gás Brasiliano Distribuidora S.A., February 8, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MATERIAL ANNOUNCEMENT

Investment in Gás Brasiliano Distribuidora S.A (GBD)

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date, Cemig signed an Investment Agreement with Petrobras (Petróleo Brasileiro S.A.) and Gás Brasiliano Distribuidora S.A (“GBD”), undertaking to subscribe and pay-in common shares in GBD representing 40% of its total share capital, after the prior conditions have been met.

Cemig will keep its stockholders and the market opportunely and properly informed on the progress of this negotiation.

Belo Horizonte, February 8, 2012.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.              Market Announcement — 3rd Debenture Issue CEMIG GT — Changes in Offering Terms

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

(“CEMIG GT”)

Listed Company — CVM Nº 02032-0

CNPJ 06.981.176/0001-58;  NIRE 3130002055-0

Av. Barbacena 1200, 12th floor, B1 Wing, Santo Agostinho

30190-131 Belo Horizonte, Minas Gerais

ISIN Code of the First Series: BRCMGTDBS047

ISIN Code of the Second Series: BRCMGTDBS054

ISIN Code of the Third Series: BRCMGTDBS062

Risk rating: Aa1.br — Moody’s América Latina

CHANGES IN OFFERING TERMS

NOTICE TO THE MARKET

In the matter of the public distribution of up to 1,000,000 (one million) unsecured, nominal, book-entry debentures not convertible into shares, of Cemig GT’s third issue, with nominal unit value of R$ 1,000.00 (one thousand Reais) on the issue date (“the Offering” or “the Issue”, and “the Debentures”, respectively), comprising a total amount of up to R$ 1,000,000,000.00 (one billion Reais), on the Issue Date, without taking into account such Supplementary Debentures and Additional Debentures as may be issued:

CEMIG GERAÇÃO E TRANSMISSÃO S.A., a Brazilian corporation registered with the CVM (the Brazilian Securities Commission) (“CVM”), and a wholly-owned subsidiary of Companhia Energética de Minas Gerais – CEMIG, with head office at Avenida Barbacena 1200, 12th floor, B1 Wing, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais State, Brazil, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under No. 06.981.176/0001-58 (“Cemig GT”, “the Issuer” or “the Company”),

and

HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution with head office at Avenida Brigadeiro Faria Lima 3064, 2nd floor, São Paulo, São Paulo State, Brazil, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under No. 58.229.246/0001-10 (“the Lead Manager”),

and

BANCO BTG PACTUAL S.A., A financial institution with head office at Avenida Brigadeiro Faria Lima 3729, 9th floor, São Paulo, São Paulo State, Brazil, registered in the CNPJ under No. 30.306.294/0002-26 (“BTG Pactual”)

and

BANCO DO NORDESTE DO BRASIL S.A., a financial institution with head office at Avenida Pedro Ramalho 5700, Bloco C1 Superior, Fortaleza, in the state of Ceará, Brazil, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under No. 07.237.373/0001-20 (“BNB”)

— when referred to jointly with the Lead Manager and BTG Pactual, “the Managers” —

• hereby give notice to the market, in accordance with the requirements stated by the CVM in Official Letter CVM/SER/GER-2/Nº082/2012, and in relation to the registry of the Debentures to be distributed in the second series of the Issue (“Debentures of the Second Series”)  and of the Debentures to be distributed of the third series of the Issue (“Debentures of the Third Series”) in the Fixed Income Novo Mercado of The Brazilian Association of Financial and Capital Market Entities (“Anbima”) that:

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Certain terms and condition of the Offering have been changed, as follows:

1. REGISTRY IN THE FIXED INCOME NOVO MERCADO OF ANBIMA

The Debentures of the Second Series and the Debentures of the Third Series were registered in the Anbima Fixed Income Novo Mercado, and in accordance with the aim of fostering development of the long-term fixed income market, Anbima granted, on an exceptional basis and exclusively in relation to the Debentures of the Third Series, partial exemption from the requirement of Sub-item II of Article 4 of the Anbima Fixed Income Code.  Consequently, the following information has been included on the cover of the Preliminary Prospectus for Public Distribution, under the Regime of Best Efforts for Placement, of Unsecured Debentures not Convertible into Shares, with Additional Guarantee, in up to Three Series, of the third issue by Cemig Geração e Transmissão S.A.:

“The Debentures of the Second Series and the Debentures of the Third Series have been registered in the Anbima Fixed Income Novo Mercado, and in accordance with the aim of fostering development of the long-term fixed income market, Anbima granted, on an exceptional basis and exclusively in relation to the Debentures of the Third Series, partial exemption from the requirement of Sub-item II of Article 4 of the Anbima Fixed income Code. Thus, subscription and paying-up of the Debentures of the Third Series by a minimum of 5 (five) investors, with maximum individual participation of 20% (twenty per cent) of the total amount of the said series, will be sufficient to comply with the requirement specified in the said Sub-item II of Article 4 of the Anbima Fixed Income Code and, consequently, on an exceptional basis, will not give the investor the right to require the Issuer to repurchase the Debentures of the Third Series owned by the investor as specified in the Anbima Fixed Income Code.”

2. RELATIONSHIP WITH THE FIDUCIARY AGENT

The CVM, by CVM Official Letter SER/GER-2/Nº082/2012, has ordered that information on the activity of Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários S.A. as fiduciary agent for other issues of debentures by companies that are part of the same economic group as the Issuer should be included in the documents of the Offering. Consequently, the “Private Instrument of Deed of the Third Issue by Cemig Geração e Transmissão S.A. of Unsecured Debentures not Convertible into Shares, in up to Three Series, for Public Distribution” (“the Issue Deed”) will be amended to include Item 9.1.3 and Sub-item 9.1.3.1, with the following drafting, the information in which shall also be included in the section “Summary of the Issue — Relationship with the Fiduciary Agent” of the Preliminary Prospectus:

“9.1.3. The Fiduciary Agent also acts, on the present date, as fiduciary agent for the following issues by companies that are members of the same economic group as the Issuer:

(i)                                   1st issue, of 60,000 (sixty thousand) unsecured debentures not convertible into shares, for public distribution, in two series, by Transmissora Aliança de Energia Elétrica (“Taesa”), comprising 34,500 (thirty four thousand five hundred) debentures of the 1st series and 25,500 (twenty five thousand five hundred) debentures of the second series, all with maturity on July 15, 2015 and totaling the amount of R$ 600,000,000.00 (six hundred million Reais). The debentures of the 1st issue by Taesa do not have any guarantee. Until today’s date there have been no redemption events, amortization events, or conversion or renegotiation of, nor default on, those debentures;

(ii)                               2nd issue, of 425 (four hundred twenty five) unsecured debentures not convertible into shares, for public distribution, with restricted placement efforts, in a single series, by Light Energia S.A.  (“Light Energia”), maturing on August 19, 2019 and totaling the amount of R$ 425,000,000.00 (four hundred twenty five million Reais). The debentures of the 2nd issue by Light Energia have a surety guarantee from Light S.A. Until today’s date there have been no redemption events, amortization events, or conversion or renegotiation of, nor default on, those debentures;

(iii)                           1st issue, by Madeira Energia S.A. — MESA (“Madeira Energia”), of 1,500,000 (one million five hundred thousand) subordinated debentures, not convertible into shares, for private distribution, in six series, comprising:

259,455 (two hundred fifty nine thousand, four hundred fifty five) debentures of the 1st series;

259,455 (two hundred fifty nine thousand, four hundred fifty five) debentures of the 2nd series;

231,091 (two hundred thirty one thousand and ninety one) debentures of the 3rd series;

231,091 (two hundred thirty one thousand and ninety one) debentures of the 4th series;

259,455 (two hundred fifty nine thousand, four hundred fifty five) debentures of the 5th series;

and 259,455 (two hundred fifty nine thousand, four hundred fifty five) debentures of the 6th series.

— the debentures of the 1st and 2nd series having maturity on September 30, 2012;

the debentures of the 3rd and 4th series having maturity on September 30, 2013;

and the debentures of the 5th and 6th series having maturity on September 30, 2013 —

making up a total amount of R$ 1,500,000,000.00 (one billion five hundred million Reais).

The debentures of the 1st private issue by Madeira Energia have a surety guarantee from: Odebrecht Investimentos em Infraestrutura Ltda., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Andrade Gutierrez Participações S.A. and Furnas Centrais Elétricas S.A., as co-contracting parties, and Santo Antônio Energia S.A. and Odebrecht S.A., as consenting co-contracting parties.

As of today’s date there have been no redemption events, amortization events, or conversion or renegotiation of, nor default on, those debentures.

9.1.3.1. Other than the present Issue, the 1st issue of debentures by Taesa, the 2nd issue of debentures by Light Energia and the 1st issue of debentures by Madeira Energia, the Fiduciary Agent does not act in any capacity in relation to any other issue of debentures by the Issuer nor of or by any affiliated or subsidiary company of the Issuer nor its parent company nor any company of its economic group.”

3. EXCLUSION OF THE WAIVER OF THE RIGHT SPECIFIED BY PARAGRAPH 3 OF ARTICLE 174 OF THE CORPORATE LAW

To comply with the requirements made by the CVM, in CVM Official Letter SER/GER-2/Nº082/2012, the following provision was excluded from the Offering Documents:

• The provision under which the debenture holders, on subscribing or acquiring Debentures of any of the series, expressly waive the right, under Paragraph 3 of Article 174 of Law 6404 of December 15, 1976 (“the Corporate Law”), to decide, in a General Meeting of Debenture Holders, on the reduction of capital of the Issuer specifically for the transfer of the Issuer’s holding in Transmissora Aliança de Energia Elétrica S.A. to the Guarantor, as ordered by the regulatory body.

Consequently, the Issue Deed will be amended to exclude Item 10.4.3, and this alteration will also be reflected in the following sections of the Preliminary Prospectus: “Summary of the Characteristics of the Offering”; and “Information on the Offering — Characteristics of the Issue and the Debentures — General Meetings of Debenture Holders”.

4. PLACEMENT, AND DISTRIBUITION PROCEDUIRE

As a function of the registry of the Debentures of the Second Series and of the Debentures of the Third Series in the Anbima Fixed Income Novo Mercado, and also the partial exemption, exclusively for the Debentures of the Third Series, from the requirement stated in Sub-item II of Article 4 of the Anbima Fixed Income Code, in accordance with Item 1 above, the Debentures of the Third Series will have the Anbima Fixed Income Novo Mercado Seal provided that they are subscribed and paid-up by at least 5 (five) investors, with maximum participation by any individual investor of 20% (twenty per cent) of the total value of the series referred to. Consequently, the Issue Deed will be amended to change Sub-item 3.6.5.2, and include Sub-item 5.6.5.2.1, the drafting of this item and sub-item to be as follows:

“3.6.5.2. Notwithstanding the provision in Sub-item 3.6.5.1 above, if the Debentures of the Second Series are not subscribed and paid-in by at least 10 (ten) investors, or if Debentures of the Third Series are not subscribed and paid in by at least 5 (five) investors, or if the individual participation of any investor is greater than 20% (twenty per cent) of the total amount of the respective Series, the Series of the Issue which does not comply with these qualifications shall cease to have the Anbima Fixed Income Novo Mercado Seal.”

“3.6.5.2.1. The Debentures of the Second Series and the Debentures of the Third Series have been registered in the Anbima Fixed Income Novo Mercado, and, on an exceptional basis and exclusively in relation to the Debentures of the Third Series, partial exemption has been granted from the requirement of Sub-item II of Article 4 of the Anbima Fixed income Code, so that subscription and paying-up of the Debentures of the Third Series by a minimum of 5 (five) investors, with maximum individual participation by any individual investor of 20% (twenty per cent) of the total amount of the said series, will be sufficient to comply with the requirement specified in the said Sub-item II of Article 4 of the Anbima Fixed Income Code and, consequently, will not give the investor the right to require the Issuer to repurchase the Debentures of the Third Series owned by the investor as specified in the Anbima Fixed Income Code.”

and the same information shall also be included in the following sections of the Preliminary Prospectus:

“Information on the Offering — Characteristics of the Issue and the Debentures — Placement and Distribution Procedure”; and

“Information on the Offering — Conditions of the Distribution Contract — Distribution Plan”.

5. OBLIGATORY EARLY REDEMPTION

Also as a consequence of the partial exemption, exclusively for the Debentures of the Third Series, from the requirement specified in Sub-item II of Article 4 of the Anbima Fixed Income Code, in the terms of Item 1 above, the obligatory early redemption events specified in the Issue Deed have been altered, so that the obligatory early redemption of Debentures of the Third Series may now be requested only if the Debentures have not been subscribed by at least 5 (five) investors, with no individual investor holding more than 20% (twenty per cent) of the said series. As a consequence, the Issue Deed will be altered so that Item 6.2.2 now has the following drafting:

“6.2.2.    For the purposes of this deed, the following events are considered to be “Early Redemption Events”:

(i)                                    If the Debentures of the Second Series are not subscribed and paid-up by at least 10 (ten) investors, with maximum individual participation by any of them of 20% (twenty per cent) of the said series.

(ii)                                If the Debentures of the Third Series are not subscribed and paid-up by at least 5 (five) investors, with maximum individual participation by any of them of 20% (twenty per cent) of the said series.

(iii)                            If the risk rating of the Issue is not updated by the Risk Rating Agency at least annually, in the event of the said event not resulting in early maturity of the Debentures of the Second Series or the Debentures of the Third Series, under Clause VII of this Deed.

(iv)                              In relation to the Debentures of the Second Series and the Debentures of the Second Series, in the event that such Debentures become remunerated by other rates other than fixed interest rates, price indices and/or other reference interest rates.

(v)                                  If the market maker ceases to exercise its function for the first 12 (twelve) months after the Issue Date, of the said event does not result in early maturity of the Debentures of the Second Series and/or the Debentures of the Third Series, as specified in Item 7.1 of this Deed.

(vi)                              If a mechanism that ensures periodic publication/disclosure of a research/analysis report issued by investment analysts duly holding credentials from the CVM is not adopted during the first 12 (twelve) months after the Issue Date.

(vii)                          If the Debentures of the Second Series and/or the Debentures of the Third Series cease to be traded on a securities market or organized over-the-counter market, with priority for the use of mechanisms that allow intervention by third parties, in the event that the said event does not result in early maturity of the Debentures of the Second Series and/or of the Debentures of the Third Series under Clause VII of this Deed; or

(viii)                      If any of the events specified in Sub-item (viii) of item 7.1 of the Issue Deed occurs, in the event that the occurrence of the said Default Event does not result in early maturity of the Debentures of the Second Series and/or the Debentures of the Third Series as specified in item 7.1 of this Deed.

And the same information shall also be included in the section “Information on the Offering — Characteristics of the Issue and the Debentures — Obligatory Early Redemption”: of the Preliminary Prospectus.

Additionally, the Issue Deed shall be amended to exclude Item 6.2.3, under which the obligation on the Issuer to carry out Obligatory Early Redemption of the Debentures of the Second Series or the Debentures of the Third Series, in accordance with Sub-item X of Article 4 of the Anbima Code of Regulations and Best Practices for the Fixed Income Novo Mercado, would be subject to implementation of a suspensive condition, namely obtaining of registry of the Debentures of the Second Series and/or the Debentures of the Third Series, as the case may be, in the Anbima Fixed Income Novo Mercado, in view of the fact that the said registry has been obtained, and consequently the suspensive condition has been met. This alteration will also be reflected in the section “Information on the Offering — Characteristics of the Issue and the Debentures — Obligatory Early Redemption” in the Preliminary Prospectus.

6. INCLUSION AND EXCLUSION OF RISK FACTORS

In Compliance with the requirements laid down by the CVM, in CVM Official Letter SER/GER-2/Nº082/2012, the following risk factor has been included in the section “Risk Factors Related to the Offering” in the Preliminary Prospectus:

“The Offering is being made in up to three Series, and allocation of the Debentures between the series will be effected using the “communicating vessels” system, which could affect the liquidity of the series with lower demand.”

Additionally, as a consequence of the exclusion of the waiver specified in the Issue Deed, as described in Item 3 above, the following risk factor has been excluded from the section “Risk Factors Related to the Offering” in the Preliminary Prospectus:

“By subscribing or acquiring the Debentures of any of the series, investors will be expressly approving any reduction of capital of the Issuer for the transfer of its stockholding interest in Taesa to the Guarantor, and waiving the right to decide on such reduction of capital in a special General Meeting of Debenture Holders as provided for in the Corporate Law when any such reduction of capital occurs”.

7. CHANGES IN THE TIMETABLE OF THE STAGES OF THE OFFERING

In view of the changes set out above, and to comply with the requirements laid down by the CVM in CVM Official Letter SER/GER-2/Nº082/2012, the Timetable of the Offering has been changed to the following, as can be verified in the section “Timetable of the Stages of the Offering” in the Preliminary Prospectus:

Nº	Event	Data of occurrence/ Scheduled date(1)(2)(3)
1.

Filing with ANBIMA of the request for prior analysis of the Offering through the simplified procedure specified in CVM Instruction 471.

Publication of a notice to the market on the filing of the request for registry of the Offering with the CVM, through the simplified procedure specified in CVM Instruction 471.

09/01/2012
2.	Issue Board Meeting	20/01/2012
3.	Guarantee Board Meeting	20/01/2012
4.	Deadline for meeting the requirements of ANBIMA	26/01/2012
5.	Publication of Market Announcement Preliminary Prospectus made available to the investing public	26/01/2012
6.	Start of Presentations to Potential Investors	26/01/2012
7.	End of presentations to potential investors	01/02/2012
8.	Bookbuilding Procedure	28/02/2012
9.	Obtaining of registry of the Offering with the CVM	09/03/2012
10.	Publication of Commencement Announcement (start of distribution) Final Prospectus made available Start of the Offering	12/03/2012
11.	Financial Settlement of the Offering	16/03/2012
12.	Publication of Closing Announcement (completion of distribution)	20/03/2012

(1) The dates specified for future events are merely indicative and are subject to alterations, postponements or being brought forward without prior notice, at the decision of the Issuer and the Managers.

(2) If there are changes in the circumstances, suspension, postponement, revocation or modification of the Offering, this timetable may be changed. For information on the procedures applicable to any cancellation, suspension, revocation or modification of the Offering, and on the procedures applicable to any return or reimbursement to investors arising therefrom, see the section “Conditions of the Distribution Contract — Cancellation, Suspension, Revocation or Alterations of the Terms and Conditions of the Offering” on page 75 of the Preliminary Prospectus.

(3) For information on the subscription price and manner of paying-in of the Debentures, see the section “Information on the Offering — Subscription Price” on page 65 of the Preliminary Prospectus.

8. CHANGES IN THE TABLE STATING THE COSTS OF THE OFFERING

In view of the order given by the CVM, in CVM Official Letter SER/GER-2/Nº082/2012, for publication of this present notice to the market giving information about the new Preliminary Prospectus, the table of costs of the Offering and of the unit cost of the Distribution in the Preliminary Prospectus has been altered as can be seen by referring to the Section “Information on the Offering — Statement of Cost of the Offering — Unit Cost of Distribution” in the Preliminary Prospectus.

9. PRELIMINARY PROSPECTUS

The Preliminary Prospectus is available at the following addresses and on the following websites:

Issuer:

Avenida Barbacena 1200, 12th Floor, B1Wing, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil

Web address:  http://cemig.infoinvest.com.br/ptb/s-56-ptb.html

• on this site access the year 2012 and click on “Preliminary Prospectus February 15, 2012”.

Lead Manager:

Avenida Brigadeiro Faria Lima 3064, 2nd Floor, São Paulo — SP

Web addresses:

http://www.hsbc.com.br/1/2/portal/pt/para-sua-empresa/investimento/operacoes-especiais/operacoes-especiais-mais-informacoes.

On this site access “CEMIG GT — Prospectus of the 3rd Debenture Issue”.

BTG Pactual

Avenida Brigadeiro Faria Lima 3729, 9th floor, São Paulo, SP, Brazil

Web address:

www.btgpactual.com/home/AreasDeNegocios.aspx/BancoDeInvestimento/Mercado_ de_Capitais

On this site click on “Mercado de Capitais” in the menu on the left, then “2012” in the menu on the right, then “Prospecto Preliminar” just below “Distribuição Pública de Debêntures da Terceira Emissão da CEMIG Geração e Transmissão S.A.”

BNB

Avenida Pedro Ramalho 5700, Bloco C1 superior, Fortaleza, Ceará, Brazil

Web address:

http://www.bnb.gov.br/content/aplicacao/produtos_e_servicos/mercado_de_capitais/ docs/prospectopreliminar_cemig.pdf

CVM

http://www.cvm.gov.br

Select the sub-item “ITR, DFP, IAN, IPE, FC, FR e outras Informações”. In the link, type “Cemig Geração e Transmissão S/A” and click “Continuar”. Then click on “CEMIG GERAÇÃO E TRANSMISSÃO S/A” and select “Prospecto de Distribuição Pública”. Access the download with the most recent date.

CETIP

www.cetip.com.br

Access “Comunicados e Documentos”, and click on “Prospectos”. Select “Prospectos de Debêntures” in the field “Categoria de Documento”. Type “Cemig Geração e Transmissão S/A” in the field “Busca (Título/Número/Código/Arquivo)” and in the “Ano” field, select “2012”. In the link, select the prospectus of CEMIG Geração e Transmissão S/A.

BM&FBOVESPA

www.bmfbovespa.com.br

Select the item “Empresas Listadas”, type “CEMIG GT” and click on “buscar”. Click on “CEMIG GERACAO E TRANSMISSAO S.A.” In the item “Informações Relevantes”, click on the sub-item “Prospecto de Distribuição Pública” and access the download with the latest date.

ANBIMA

www.anbima.com.br

Access “site ANBID” at the upper right of the page. Then access “COP — Controle de Ofertas Públicas” and then click on “Clique aqui”. In the bar on the left of the screen that opens, click on the item “Acompanhar Análise de Ofertas”. Then click on the option “Cemig Geração e Transmissão S.A.” and finally, in the item “Documentação” access “Prospecto Preliminar CEMIG Geração e Transmissão S.A..PDF”.

10. ADDITIONAL INFORMATION

10.1. Investors will be able to subscribe the Debentures with the Managers, at the addresses indicated above.

10.2. Debenture Holders will be able to obtain answers to questions on the Debentures from the office for service to debenture holders, which will operate at the head office of the Issuer.

10.3. Investors wishing to obtain more information on the Offering and the Debentures should visit the addresses or premises of the Managers indicated above, or the head office of the Issuer, or should access the web addresses of the CVM, of CETIP or of BM&FBOVESPA, as stated below:

Comissão de Valores Mobiliários — CVM

www.cvm.gov.br

CETIP S.A. — Mercados Organizados

www.cetip.com.br

BM&FBOVESPA S.A. — Securities, Commodities and Futures Exchange

www.bmfbovespa.com.br

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFER

The information included in the Preliminary Prospectus will be the subject of analysis by the CVM, which has not yet issued a statement on the subject. The Definitive Prospectus will be at the disposal of the investors at the addresses indicated in items 9 and 10 above, as from the date of publication of the Commencement Announcement, which will depend on the concession of the registry of the Offering by the CVM.

REGISTRY OF THIS DISTRIBUTION DOES NOT IMPLY ANY GUARANTEE BY THE CVM OF THE TRUTHFULNESS OF THE INFORMATION GIVEN NOR ANY JUDGMENT ON THE QUALITY OF THE ISSUING COMPANY, NOR ON THE DEBENTURES TO BE DISTRIBUTED UNDER THE OFFERING.

Information on the Company, the Debentures and the Offering is stated in detail in the Preliminary Prospectus and in the Reference Form.

The Debentures of the Second Series and the Debentures of the Third Series have been registered in the Anbima Fixed Income Novo Mercado, and in accordance with the aim of fostering development of the long-term fixed income market, Anbima has granted, on an exceptional basis and exclusively in relation to the Debentures of the Third Series, partial exemption from the requirement of Sub-item II of Article 4 of the Anbima Fixed income Code. Thus, subscription and paying-up of the Debentures of the Third Series by a minimum of 5 (five) investors, with maximum individual participation of 20% (twenty per cent) of the total amount of the said series, will be sufficient to comply with the requirement specified in the said Sub-item II of Article 4 of the Anbima Fixed Income Code and, consequently, on an exceptional basis, will not give the investor the right to require the Issuer to repurchase the Debentures of the Third Series owned by the investor as specified in the Anbima Fixed Income Code.

More information on the Offering can be obtained from the Managers or the CVM, at the addresses indicated in items 9 and 10 above.

The Final Prospectus will be placed at the disposal of investors at the locations stated above.

The present Public Offer or program was prepared in accordance with the rules for Regulation and Best Practices of ANBIMA for Public Offers for Distribution and Acquisition of securities, thus complying with the minimum standards of information required by ANBIMA, and ANBIMA has no responsibility for the said information, nor for the quality of the Issuer and/or the Offering party/ies, nor of the participating institutions nor of the securities that are the subject of the present Public Offer/program. This seal does not imply an investment recommendation. Prior registration or analysis of this distribution does not imply, on the part of ANBIMA, a guarantee of the veracity of the information provided nor any judgment on the quality of the issuing company nor the securities to be distributed.

MANAGERS:

HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

IS THE LEAD MANAGER OF THE OFFERING.

4.              Summary of Principal Decisions of the 531st Meeting of the Board of Directors, February 15, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

Summary of principal decisions

At its 531st meeting, held on February 15, 2012, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matters:

1.                   Contracting of guarantee insurance and counter-guarantee.

2.                   Signature of a conduct adjustment undertaking, with the Minas Gerais State Public Attorneys’ Office (MPE), and a free lease agreement, with the State Forests Institute (IEF).

3.                   Signature of legal instruments, change in Bylaws and a stockholders’ agreement, and orientation of vote in meetings of ERTE (Empresa Regional de Transmissão de Energia S.A.).

4.                   Budget Proposal for 2012.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.